

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

Yao-Ting Su
Chief Executive Officer
Xodtec LED, Inc.
2F., No. 139, Jian 1ˢᵗ Rd., Jhonghe City
Taipei County 235, Taiwan (R.O.C.)

> **Re: Xodtec LED, Inc.**
> **Form 10-K for the fiscal year ended February 28, 2010**
> **Filed July 19, 2010**
> **File No. 333-148005**

Dear Yao-Ting Su:

We have reviewed your response letter dated December 10, 2010 and have the following comments. As noted in our letter dated November 22, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended February 28, 2010

Note 1 – Restatement of Prior Financial Statements, page F-8

1. We note your response to comment one in our letter dated November 22, 2010. We did not want you to delete "restated" from your financial statements that were filed on July 19, 2010 with you Form 10-K. Please revise to show all financial statements that were restated, including those that were marked restated in your Form 10-K that was filed on July 19, 2010. Please expand your footnote disclosure to discuss in detail the nature of and reasons for all your restatements as required by ASC 250-10-50 and provide all required disclosure. As we previously requested, please ask your auditors to tell us why they did not disclose the restatement in their report and refer to footnote disclosure.

Note 5 - Reverse Acquisition, page F-15
Note 6 - Capital Stock and Share-Based Payments, page F-16

2. We note your response to comment three in our letter dated November 22, 2010. We continue to believe that the instruments issued pursuant to your subscription agreements are not indexed to your stock and therefore are not scoped out of ASC 815-10-15 and must be treated as a derivative. We note that the strike price or number of shares used to determine settlement is not fixed, so your instruments are not indexed. Please reevaluate your financial reporting.

Forms 10-Q for the Quarterly Period Ended May 31 and August 31, 2010

General

3. Please respond, as appropriate, to the comments issued regarding Form 10-K for the year ended February 28, 2010.

Please file all correspondence over EDGAR. You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director